July 15, 2014
Reynolds American
to Acquire Lorillard
The Next Step in Transforming Tobacco
Filed by Reynolds American Inc.
Commission File No. 1-32258
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Lorillard, Inc.
Commission File No. 001- 34097
Date: July 15, 2014

Forward Looking Statements
This presentation contains forward-looking information. Future results or events can be impacted by a number of factors that could cause actual results to be materially different from our projections. These factors are listed in Reynolds American’s first-
quarter 2014 earnings release and in the company’s SEC filings. Except as provided by federal securities laws, Reynolds American is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Web Disclosure
Reynolds American’s website, www.reynoldsamerican.com, is the primary source of publicly disclosed news about Reynolds American and its operating companies.
Those wishing to stay on top of company news can sign up for email alerts by going to Shareholder Tools in the website’s Investors Section.

Adjusted vs. GAAP

Reynolds American management uses ‘adjusted’ (non-GAAP) measurements to set performance goals and to measure the performance of the overall company, and believes that investors’ understanding of the underlying performance of the company’s continuing operations is enhanced through the disclosure of these metrics. ‘Adjusted’
(non-GAAP) results are not, and should not be viewed as, substitutes for ‘reported’
(GAAP) results. A reconciliation of GAAP to Adjusted results is at the end of this presentation.

Call Participants 4 Tom Adams Reynolds American EVP and CFO Murray Kessler Lorillard Chairman, President and CEO Susan Cameron Reynolds American President and CEO

Today’s Agenda • Transaction Highlights • Reynolds American: The Transformation Journey • Lorillard: The Newport Success Story • A Compelling Transaction • Financial Highlights • Conclusion 5

Transaction Highlights

Transaction Highlights

(a) See page 37 for operating income reconciliation
Transaction
Consideration
•
$50.50 in cash and 0.2909 Reynolds American share per Lorillard share
•
Represents $68.88 per Lorillard share
•
Total enterprise value of $27.4 billion, 13x LTM EBITDA
•
Lorillard shareholders to own approx. 15% in pro forma Reynolds American
•
British American Tobacco to invest $4.7 billion to fund transaction, maintaining 42%
ownership
•
Divest KOOL, Salem, Winston, Maverick and blu to Imperial for $7.1 billion (pre-tax)
Structure
Value Creation
Timing and
Approvals
•
Closing expected in first half of 2015
•
Subject to regulatory and shareholder approvals
•
Strengthens R.J. Reynolds’ position in U.S. cigarette market
•
Enhances R.J. Reynolds’ growth and margin profile
•
Approximately $800 million of cost savings on run-rate basis pre-divestitures
(a)
•
Accretive in first full year; strong double-digit accretion in year two and beyond

Compelling Strategic Rationale 8 Unique Portfolio of Iconic Brands Enhanced Growth Profile Complementary Geographic Strengths Stronger Competitive Position Increased Scale and Significant Synergies

Portfolio of Iconic Brands Portfolio of Iconic Brands Leading category positions Strength across price points Enhanced growth profile 9

Reynolds American: The Transformation Journey 10

The Transformation Journey
RAI’s vision is to achieve market leadership by transforming the tobacco industry
Transformation timeline
2006 2004 2009 2009 2009 2012
2015
VUSE DIGITAL
E-CIG
LORILLARD LORILLARD
ACQUISITION ACQUISITION
RJRT B&W RJRT B&W
MERGER MERGER
ASC ACQUISITION;
SNUS INTRO
DISSOLVABLE
TOBACCO
TESTING
SNUS
NATIONAL
EXPANSION
NRT
NICONOVUM

Proven Strategies for Growth
•
Achieve long-term growth of key investment brands
– Premium and super-premium cigarette growth brands focused on equity-building initiatives
– Key value brand is #1 in U.S. value category
– Smoke-free growth brands focused on achieving
category leadership
•
Create and cultivate new, meaningful revenue streams
– Through the creation of our expanded portfolio and continued investment in our innovative portfolio
•
Confident in reasonable, science-based regulatory decisions
•
Proactively shape the external environment
•
Transforming tobacco through responsible and sustainable growth

Strong Existing Portfolio of
Key Brands
•
Camel (Premium) and Camel SNUS
•
Pall Mall (Value)
•
Natural American Spirit (Super Premium)
•
Grizzly (Smokeless)
•
VUSE Digital Vapor Cigarettes
•
Next-Generation Products

R.J. Reynolds’ Portfolio Market Share Transitioning to Growth Brands 14 Focus on Growth Brands Source: Information Resource Inc. / Capstone

RAI’s Adjusted Operating Margin Doubled Since 2004 15 Reconciliation of GAAP to Adjusted results is in Appendix

16 Superior Total Shareholder Returns Source: Bloomberg through June 30, 2014 Outpacing S&P 500 over the long term

VUSE: The Game Changer
•
2013 expansion to Colorado – its first major
market
•
Quickly became #1 e-cigarette brand in the state
•
Tripled the size of the state’s total
e-cigarette category
•
Strong repeat purchases; 80% of VUSE sales
are replacement cartridges
•
Expanded to Utah, Wisconsin and Illinois
in first half 2014
•
First wave of national expansion – additional
15,000 outlets in late June 2014

18 VUSE Market Leadership Colorado ECIG Share of Market Performance Source Data: MSAi-STR ECIG All Volume Colorado (24 weeks ending 6/22/2014)

19 Lorillard: The Newport Success Story

20 • #2 U.S. Cigarette Brand • #1 Menthol Brand in U.S. • Represents approximately 85% of Lorillard’s total net sales Newport is a Marquee Brand… Newport is a Marquee Brand…

21 21
VOLUME
(BN STICKS)
SHARE OF
SHIPMENTS
Source: STW MSAi
0.8%
1.2%
2.4%
4.2%
4.8%
6.5%
7.5%
9.2%
12.0%
12.6%
4.1
7.2
15.1
24.0
24.3
31.4  31.2
32.8
33.6
33.7
1972 1977 1982 1987 1992 1997 2002 2007 2012 2013
…That Has Experienced Historic
…That Has Experienced Historic
Growth…
Growth…

…Supported by Strong Growth
…Supported by Strong Growth
Factors
Factors
Newport Share of Menthol
Cigarette Shipments
Source: STW MSAi.
•
Newport has capitalized on
menthol category growth
•
Fastest growing premium
menthol brand
•
Attractive demographic profile
32.2%
37.4%
30%
32%
34%
36%
38%
40%
2003 2005 2007 2009 2011 2013

Attractive
Premium
Value Certainty
Share in Potential
Upside of
Transaction
• Participate in value creation potential via pro forma
ownership of approximately 15% of Reynolds American’s
equity
• Attractive consideration mix of stock and cash
• Receives $50.50 per share in cash and 0.2909 of a share of
Reynolds American stock
• Strong divestiture package
• Lorillard shareholders to receive premium of 40.4% to stock price prior to initial media speculation (February 28, 2014)
• Multiple of 13x LTM EBITDA

Attractive Transaction for
Attractive Transaction for
Lorillard Shareholders
Lorillard Shareholders

A Compelling Transaction

• Superior technology and compelling early results
• Expanding the e-cig category
• No. 4 brand in the U.S.
• Largest traditional value brand
• No. 2 brand in the U.S.
• No. 1 menthol brand in the U.S.
• Fastest growing brand in the U.S.
• Super premium
• No. 1 brand in the moist-snuff industry
• Growing share and volume
• No. 3 brand in the U.S.
• Growing market share in premium category

Unique Portfolio of Iconic Brands
Unique Portfolio of Iconic Brands

Source: Information Resource Inc. / Capstone
Stand-Alone
Pro Forma
R.J. Reynolds’ Portfolio Market Share
Focus On
Growth Brands
25%
75%
70%
30%
90%
10%
2004
2013
2013
All Other Brands
Growth Brands

Enhanced Growth Profile
Enhanced Growth Profile

Source: Information Resource Inc. / Capstone as of Q2 2014
33%
R.J. Reynolds
6%
Lorillard
WEST
29%
R.J. Reynolds
12%
Lorillard
MIDWEST NORTHEAST
19%
TOTAL U.S.
27%
R.J. Reynolds
13%
Lorillard
SOUTHEAST
27%
R.J. Reynolds
12%
Lorillard
19%
R.J. Reynolds
23%
Lorillard
21%
4%
Camel Newport
11%
9%
Camel Newport
6%
Camel Newport
7%
11%
Camel Newport
10%
11%
Camel Newport
Complementary Geographic
Complementary Geographic
Strengths
Strengths

(a)
(a) Tobacco related net sales, net of excise taxes ($ in billions)
(b) Represents net revenues from smokeable products and smokeless products
(c) Represents Imperial Tobacco Americas’ tobacco net sales for FY ended September 30, 2013
Imperial
Pro Forma
Imperial
(c)
2013 Net Sales
Stronger Competitive Position
Stronger Competitive Position
$6.5 $6.5
$4.3
$4.3
$16.9
(b)
$10.8
$8.2
$5.0
$3.4
$1.0
$0.6
Altria Reynolds
American
Pro Forma
Reynolds
American
Lorillard Vector

Increased Scale
Increased Scale

REYNOLDS
AMERICAN
LORILLARD
LESS:
DIVESTITURES
ILLUSTRATIVE
COMBINED
DOMESTIC CIGARETTE
VOLUME
(a)
(BN STICKS; 2013)
DOMESTIC CIGARETTE
MARKET SHARE
(b)
(%; 2013)
2014E NET SALES
(c)
($BN)
2014E
OPERATING INCOME
(c)
($BN)
Note: Figures may not add up due to rounding
67.8 39.3 (19.6) 87.6
28.1% 13.0% (7.0%) 34.1%
$8.4 $5.2 ($2.3) $11.3
$3.1 $2.1
($1.2)
$4.0
$4.8+
synergies)
(including run-rate
(a) 2013 reported cigarette volumes R.J. Reynolds, Santa Fe, Lorillard
(b) 2013 domestic cigarette market share R.J. Reynolds, Santa Fe, Lorillard. Information Resources Inc. / Capstone
(c) Source: FactSet consensus for Reynolds American and Lorillard
(d) Defined as net sales less variable manufacturing costs, FDA expense, MSA expense and tobacco quota buyout
Brand Contribution (d)

Proven
Proven
Track
Track
Record
Record
of
of
Execution
Execution

•
Intense focus on efficiency,
productivity improvements
•
Embedded across all areas
•
Results reflected in strong
operating margin improvement
RAI Adjusted
Operating Margin
36.7%
Reconciliation of GAAP to Adjusted results in Appendix
Cost Management Track Record
•
2009 Niconovum
•
2006 American Snuff
Company
•
2004 Brown &
Williamson
•
2002 Santa Fe Natural
Tobacco Company
Integration Experience
10%
15%
20%
25%
30%
35%
40%
2004 2007 2010 2013

Financial Highlights 31

Terms and Structure
Terms and Structure
•
Transaction Consideration
–
$50.50 in cash per Lorillard share
–
0.2909 RAI shares per Lorillard share
–
Reference price of $60.16, based on July 2, 2014 close
–
Total transaction value of $27.4 billion (based on RAI share price of $63.18 as of
July 14, 2014)
•
Imperial will be acquiring brands from R.J. Reynolds and Lorillard, as well as Lorillard’s operations
–
To include manufacturing facilities, salesforce and Lorillard headquarters
•
BAT will invest $4.7 billion
–
Maintain its 42% stake in RAI
–
Reference price of $60.16, based on July 2, 2014 close

Enhanced
Financial Profile
Continued Return
of Capital
Strong
Balance Sheet
• Enhances growth and margin profile
• Accretive in first full year
• Strong double-digit accretion in second year and beyond
• Maintain current dividend policy until close
• Target 75% dividend payout policy thereafter
• Strong cash flow generation profile
• Expect to maintain investment grade
• Focus on deleveraging in near term
• 3.6x leverage at close, moving to < 3.0x within 24 months
• Bridge facility in place; replace with permanent financing
Attractive Transaction for
Attractive Transaction for
Reynolds American Shareholders
Reynolds American Shareholders

Revenue and Cost Synergy
Potential

•
Cost savings from elimination of redundancies and
assumption of meaningful part of Lorillard operations by
Imperial
•
Approximately $800 million of cost savings on run-rate basis
Cost Savings
•
Complementary geographic strengths
Revenue
Opportunities
•
$200-250 million pre-tax one-time and integration costs
•
Additional one-time costs associated with manufacturing
transition
Implementation
•
Leverage R.J. Reynolds’ sales force to expand Newport
presence

Divestiture to Imperial Tobacco

•
Imperial to acquire a portfolio of brands with the proposed transaction
– KOOL, Salem and Winston (currently R.J. Reynolds’ brands)
– Maverick and blu (currently Lorillard’s brands)
•
Imperial to purchase Lorillard’s operations
•
Purchase price of $7.1 billion
– Represents a multiple of ~9x EBITDA (based on Imperial’s disclosure before its expected tax benefits)
•
Transition period, during which R.J. Reynolds will contract manufacture
KOOL, Salem and Winston for Imperial, and Imperial will contract manufacture Newport for R.J. Reynolds

Anticipated Transaction
Sources & Uses ($ in billions)

(a) Net of taxes
(b) Based on RAI share price of $63.18 on July 14, 2014
Sources of Funds
Excess Cash
$0.5
Divestiture Proceeds
(a)
4.4
New Debt
9.0
Stock Issued to Lorillard
(b)
6.6
4.7
Total Sources
$25.3
Proceeds from BAT
Uses of Funds
$24.9
Transaction Costs
0.4
Total Uses
$25.3
Purchase of Lorillard Equity

Illustrative 2014 Operating Income
Bridge

(a)
(b)
Reynolds American Operating Income
(a)
$3.1bn
Plus: Lorillard Operating Income
(a)
$2.1bn
Less: Divestiture Brand Contribution
(b)
$1.2bn
Plus: Run Rate Synergies $0.8bn+
Illustrative Pro Forma Operating Income $4.8bn+
2014 FactSet consensus
Defined as net sales less variable manufacturing costs, FDA expense, MSA expense and tobacco quota buyout
Source: FactSet consensus and Reynolds American Management

Conclusion 38

Key Next Steps • Closing expected in the first half of 2015 • Shareholder approvals • Regulatory clearance 39

Compelling Strategic Rationale 40 Unique Portfolio of Iconic Brands Enhanced Growth Profile Complementary Geographic Strengths Stronger Competitive Position Increased Scale and Significant Synergies

Q&A Q&A 41

Appendix
Reynolds American Inc.
Reconciliation of GAAP to Adjusted Results
(Dollars in Millions)  and  (Unaudited)
2004
1,2
2005²
2006²
2007 2008 2009 2010 2011 2012 2013
GAAP Operating Income: $882 $1,459 $1,930 $2,418 $567 $1,763 $2,432 $2,399 $2,214 $3,132
The GAAP results include the following
expense (income):
B&W/Lane GAAP results 328
Proforma adjustments (128)
Premerger B&W integration costs 35
Trademark and other intangible asset impairment charges 199 200 90 65 318 567 32 48 129 32
Restructuring charge 5 2 1 90 56 149
Merger integration costs 130 107 45
RAI settlements 50
Phase II growers'trust offset (69) (27)
RAI returned goods reserve adjustment 38
Federal tobacco buyout assessment 81 (9)
Loss on sale of assets 24
Implementation costs 60 23 24
Scott lawsuit 139
Engle progeny lawsuits 64 37 18
Other tobacco-related litigation charges 5 34
Asset impairment and exit charges 38
One-time benefit from NPM Partial Settlement (219)
MTM pension/postretirement adjustment - - - (43) 1,527 49 110 145 329 -
Total adjustments 588 387 127 22 1,935 672 240 419 649 (111)
Adjusted operating income $1,470 $1,846 $2,057 $2,440 $2,502 $2,435 $2,672 $2,818 $2,863 $3,021
Net income per diluted share:
Reported GAAP $1.37 $1.77 $2.05 $2.35 $0.76 $1.64 $1.92 $2.40 $2.24 $3.14
Non-GAAP adjusted $1.42 $1.96 $2.03 $2.37 $2.44 $2.36 $2.63 $2.81 $2.97 $3.19
Net Sales $8,323 $8,256 $8,510 $9,023 $8,845 $8,419 $8,551 $8,541 $8,304 $8,236
Operating margins:
GAAP 10.6% 17.7% 22.7% 26.8% 6.4% 20.9% 28.4% 28.1% 26.7% 38.0%
Adjusted 17.7% 22.4% 24.2% 27.0% 28.3% 28.9% 31.2% 33.0% 34.5% 36.7%
(1) Includes proforma GAAP adjustments as if the merger of B&W/Lane had been completed on January 1, 2004.
(2) Not adjusted to reflect change in accounting for pension and postretirement.
RAI management uses “adjusted” (non-GAAP) measurements to set performance goals and to measure the performance of the overall company, and believes that investors’ understanding of the underlying performance of the company’s continuing operations is enhanced through the disclosure of these metrics.
“Adjusted”  (non-GAAP) results are not, and should not, be viewed as, substitutes for “reported” (GAAP) results.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.